MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MARC WOLINSKY

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 ___________

DAMIAN G. DIDDEN

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

JENNA E. LEVINE

RYAN A. McLEOD

ANITHA REDDY

JOHN L. ROBINSON

JOHN R. SOBOLEWSKI

STEVEN WINTER

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. BONNETT

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) ___________ OF COUNSEL

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

MEYER G. KOPLOW

JOSEPH D. LARSON

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

PATRICIA A. ROBINSON*

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ELLIOTT V. STEIN

WARREN R. STERN

LEO E. STRINE, JR.**

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA ** ADMITTED IN DELAWARE ___________ COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	ADAM M. GOGOLAK NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

June 4, 2021

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance 100 F. Street, N.E.

Washington, DC 20549-7010

Attention:    Mr. Daniel F. Duchovny

Re:  Genesco Inc.

        Preliminary Proxy Statement on Schedule 14A

        Filed May 21, 2021

        File No. 001-03083

Dear Mr. Duchovny:

On behalf our client, Genesco Inc. (“Genesco” or the “Company”), we are providing the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 27, 2021 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed May 21, 2021 (File No. 001-03083) (the “Proxy Statement”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed by the Company’s responses.

Mr. Daniel F. Duchovny

June 4, 2021

As previously discussed the Company’s Definitive Proxy Statement on Schedule 14A with the Commission will include the revisions responding to the Staff’s comments set forth below.

Preliminary Proxy Statement

1.	Please fill in the blanks in your document.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to fill in the remaining blanks as part of the Definitive Proxy Statement filing.

Proposal 1 – Election of Directors, page 14

2.	Please clarify your disclosure to describe more precisely the business experience for Mr. Diamond and Mr. Lambros during the past five years.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Proxy Statement as part of the Definitive Proxy Statement filing that describes the business experience for Mr. Diamond and Mr. Lambros during the past five years to include the language set forth in Exhibit A.

Mr. Daniel F. Duchovny

June 4, 2021

If you have any questions or wish to discuss this matter, please do not hesitate to contact the undersigned at (212) 403-1366 or SVNiles@wlrk.com.

Very truly yours,

/s/ Sabastian V. Niles
Sabastian V. Niles, Esq.

cc:	Scott E. Becker, Esq., Senior Vice President, General Counsel and Secretary of Genesco Inc.

Steven A. Rosenblum, Esq., Wachtell, Lipton, Rosen & Katz

Jennifer H. Noonan, Esq., Bass, Berry & Sims PLC

Exhibit A

Mr. Diamond has been an operator, investor, and entrepreneur in digital media and retail for over 25 years and is a pioneer in digital commerce and media. Since January 2013, Mr. Diamond has actively managed a portfolio of private investments, including Motom, LLC, a social shopping platform, which he founded in April 2019 and to which he continues to provide leadership and strategic advice. He co-founded Alloy, Inc. (formerly Nasdaq: ALOY) in 1996, a privately-held marketing and media company focusing on the youth demographic through television, film, and digital media, which merged with Break Media in October 2013 to form Defy Media. From 2010 to 2013, he led the successful sale of over eight Alloy businesses to a combination of strategic and private equity buyers. He served as chief executive officer of Defy Media, LLC from October 2013 until November 2018. Mr. Diamond was a director of Alloy since its founding, and was named its chairman and chief executive officer in 1999. Mr. Diamond was instrumental in the establishment of Alloy’s multi-discipline marketing unit, Alloy Media + Marketing, and led key expansions, including Alloy Entertainment, the youth media behemoth, which was sold to Warner Bros. Television Group; Channel One, the award-winning premiere television news network for teens; and Alloy Education, a leader in student recruitment solutions for higher education. Mr. Diamond has presided over some of the largest youth brands of the last quarter century including, Delia’s, Alloy, CCS, Smosh, Honest Trailers, “Gossip Girl,” “Sisterhood of the Traveling Pants,” “Vampire Diaries,” “Pretty Little Liars,” and Channel One Media. He also served as board member during the early stages of Rent the Runway and GoNoodle. Mr. Diamond continues to work with multiple leading edge companies and brands seeking to reach consumers through all aspects of digital and social media. He has been a director of Genesco since 2001. The Board considers Mr. Diamond’s experience in youth branding and marketing and insights into navigating and leveraging demographic trends (including as it relates to a key demographic of the Company’s Journeys business), and his knowledge of social media, digital media and commerce, omni-channel and direct retail and marketing, strategic planning and his senior management experience to be important contributors to the effectiveness of Genesco’s Board.

Mr. Lambros currently serves and has served as president of GCA-U.S., a global investment bank, since May 2018 and as managing director and head of its digital media banking practice since 2004. He currently serves and has served as a member of the firm’s US executive committee since January 2017 and as a member of the board of directors of GCA Corporation, its parent company (TYO: 2174) since March 2018. Mr. Lambros has been an active advisor to and operator in the digital media and emerging technology markets. As an investment banker, Mr. Lambros has led more than 250 public and private market financings, merger and acquisition transactions, recapitalizations, joint ventures and senior and subordinated debt financings. From 2000 to 2003, he was senior vice president of business development for Into Networks, a broadband technology company. From 1993 to 2000, Mr. Lambros was a banker at Morgan Stanley & Co., where he served as a vice president and member of the global communications group focused on advising emerging telecommunications, media and technology clients. The Board considers Mr. Lambros’ experience in corporate finance, digital media, emerging technology sectors, as well as his experience with strategic portfolio reviews, M&A, transaction matters and capital markets to be beneficial to Genesco’s Board.